No Act

ACT ICA
SECTION 17(a)
RULE
PUBLIC AVAILABILITY May 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 30, 2008

Rose F. DiMartino
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Re: Institutional Liquidity Trust —Prime Master Series (File No. 811-21649)

Dear Ms. DiMartino:

Based on the facts and representations contained in your April 25, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Prime Master Series (the "Fund"), a series of Institutional Liquidity Trust, an open-end management investment company registered under the Investment Company Act of 1940, Neuberger Berman Management Inc., the Fund's investment adviser (the "Adviser"), Lehman Brothers Holdings Inc., the Adviser's indirect parent company ("LBHI), and LBHI's affiliated persons (collectively with the Adviser and LBHI, "Lehman Brothers"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if Lehman Brothers purchases from the Fund the medium-term notes specified in your letter at the amortized cost (including any accrued and unpaid interest) of the notes.[1] Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[2]

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1 This letter confirms oral no-action relief provided by the undersigned to Rose F. DiMartino on April 25, 2008.

2 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

We have considered your request for confidential treatment of your letter and our response until May 25, 2008 or such earlier date as the Division staff is advised that all of the information in the letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (i) May 25, 2008, or (ii) the date on which the information in your letter has been made public.

Very truly yours,

Dalia Osman Blass
Senior Counsel

WILLKIE FARR & GALLAGHER LLP

ROSE F. DIMARTINO
212 728 8215
rdimartino@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 25, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Prime Master Series (the "Fund"), a series of Institutional Liquidity Trust, a Delaware statutory trust and an open-end management investment company (the "Company") registered under the Investment Company Act of 1940 (the "1940 Act"), Neuberger Berman Management Inc., the Fund's investment adviser (the "Adviser"), Lehman Brothers Holdings Inc., the Adviser's indirect parent company ("LBHI"), and LBHI's affiliated persons (collectively with the Adviser and LBHI, "Lehman Brothers"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the 1940 Act, or the rules thereunder, if the Company, on behalf of the Fund, and Lehman Brothers enter into the transaction described below.

The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuing its portfolio securities. Approximately 1.7 % of the Fund's total assets as of April 23, 2008 consisted of two Medium-Term Notes (each a "Note" and collectively, the "Notes") issued by Sigma Finance Inc. The aggregate principal amount of the Notes is $150,000,000. One Note (cusip number 8265QOUU4) has an aggregate principal amount of $100,000,000 (approximately 1.2% of the Fund's total assets) and a final maturity date of June 16, 2008. The second Note (cusip number 8265QOYN6) has an aggregate principal amount of $50,000,000 (approximately 0.6% of the Fund's total assets) and a final maturity date of August 5, 2008. Each Note continues to constitute an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act.

Due to current conditions in the credit markets, including the inability of certain issuers to obtain refinancing, including the issuer of the Notes, the current market value of each Note, as determined by an independent third party pricing agent, is less than its amortized cost value. The Adviser and the Company's Board of Directors continue to monitor the extent of the deviation between the net asset value per share of the Fund determined using amortized cost and market value.

The Adviser has determined that it would be advisable to sell the Notes. However, because of the absence of liquidity in the market for the Notes, the Adviser believes, and based on information provided by the Adviser, the Company's Board of Directors has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Notes in the market. Nonetheless, subject to obtaining the no-action assurance requested in the letter, Lehman Brothers is prepared to purchase the Notes in their entirety from the Fund for cash at each Note's amortized cost (including accrued and unpaid interest). The Company's Board of Directors has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, and any affiliate that will purchase the Notes is an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Notes by Lehman Brothers under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Notes from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that each Note continues to constitute an Eligible Security.

The Company and Lehman Brothers believe that it would be in the best interest of the Fund's shareholders if Lehman Brothers is allowed to purchase the Notes from the Fund as described above. On behalf of the Company and Lehman Brothers, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Company or Lehman Brothers under Section 17(a) of the 1940 Act, or the rules thereunder, if Lehman Brothers purchases each Note from the Fund at its respective amortized cost (including accrued and unpaid interest).

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Fund and Lehman Brothers that this request and the response be accorded confidential treatment until May 25, 2008 or such earlier date as the Division staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Fund and Lehman Brothers for the reason that certain of the facts set forth in the letter have not been made public and premature disclosure might adversely affect Lehman Brothers.

If you have any questions or other communications concerning this matter, please call the undersigned at (212) 728-8215.

Very truly yours,

Rose F. DiMartino

Rose F. DiMartino

cc: Maxine Gerson, Esq.
Arthur C. Delibert, Esq.

END